Exhibit 1

DIRECTORS AND EXECUTIVE OFFICERS OF
ALTRIA GROUP, INC.

The following table sets forth the name, present occupation or employment and business address of each director and executive officer of Altria. With the exception Ian L.T. Clarke, each such person is a citizen of the United States. Mr. Clarke is a citizen of Canada. The business address of each director and executive officer of Altria is 6601 West Broad Street, Richmond, Virginia 23230.

Name	Relationship to Altria	Present Occupation or Employment[1]
Jody L. Begley	Executive Vice President and Chief Operating Officer	
Ian L.T. Clarke	Director	Retired Chief Financial Officer, Greater Toronto Airports Authority
Marjorie M. Connelly	Director	Former Chief Operating Officer, Convergys Corporation (now Concentrix Corporation)
Steven D'Ambrosia	Vice President and Controller	
R. Matt Davis	Director	President, Driftwood Leadership, LLC. Retired President, North America and Senior Vice President, Global Corporate Affairs, Dow Inc.
William F. Gifford, Jr.	Chief Executive Officer and Director	
Debra J. Kelly-Ennis	Director	Retired President and Chief Executive Officer, Diageo Canada, Inc.
Salvatore Mancuso	Executive Vice President and Chief Financial Officer	
Robert A. McCartner III	Executive Vice President and General Counsel	

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[1] If different from such person's relationship to Altria described in the preceding column.

Kathryn B. McQuade	Board Chair	Retired Executive Vice President and Chief Financial Officer, Canadian Pacific Railway Limited
George Muñoz	Director	Principal, Muñoz Investment Banking Group, LLC and Partner, Tobin & Muñoz
Heather A. Newman	Senior Vice President, Chief Strategy & Growth Officer	
Virginia E. Shanks	Director	Retired Executive Vice President and Chief Administrative Officer, Pinnacle Entertainment, Inc.
Richard S. Stoddart[2]	Director	Chair of the Board, Hasbro, Inc. and former President and Chief Executive Officer, InnerWorkings, Inc.
Ellen R. Strahlman	Director	Retired Executive Vice President, Research & Development and Chief Medical Officer, Becton, Dickinson and Company
Charles N. Whitaker	Senior Vice President, Chief Human Resources Officer and Chief Compliance Officer	
M. Max Yzaguirre	Director	Retired Executive Chairman, Forbes Bros. Holdings, Ltd.

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[2] Mr. Stoddart beneficially owns 21 Ordinary Shares in the form of American Depositary Shares.